Exhibit 99.19

EXHIBIT “G”

to the order of

Mr. Justice D.R.G. Thomas

dated May 19, 2010

ARRANGEMENT RESOLUTION

IT IS RESOLVED AS A SPECIAL RESOLUTION OF THE SHAREHOLDERS OF EACH CLASS OF SHARES OF PCL EMPLOYEES HOLDINGS LTD. (the “Corporation”) THAT:

1.	A plan of arrangement (the “Arrangement”) under section 193 of the Business Corporations Act (Alberta) (the “ABCA”) of the Corporation in the form proposed by the Corporation, a copy of which is linked to this resolution at [this will link to text substantially identical to Exhibit “A” of this Order], is approved.

2.

Subject and pursuant to the terms of an Interim Order granted by Mr. Justice D. R. G. Thomas of the Court of Queen’s Bench of Alberta on May 19th, 2010, the Corporation is authorized to apply for a final order from the Court of Queen’s Bench of Alberta for final approval of the Arrangement.

3.	Any officer or director of the Corporation is authorized and directed on behalf of the Corporation to execute and deliver for filing under the ABCA articles of arrangement and such other documents and instruments, including additional articles of amendment and articles of restatement, as he or she deems necessary or desirable to give effect to the Arrangement in accordance with its terms.